Exhibit (h)(4)(ii)

April 30, 2026

Loomis Sayles Funds I

Loomis Sayles Funds II

Natixis Funds Trust II

(the “Trusts”)

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Loomis, Sayles & Company, L.P. (“Loomis Sayles”) notifies you that it will waive its management fee and to the extent necessary, reimburse certain expenses of the Funds listed below through April 30, 2027 in order to limit the Funds’ total annual fund operating expenses, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes, and organizational and extraordinary expenses, such as litigation and indemnification expenses, to the following annual rates:

Name of Fund	Expense Cap

July 1, 2025 through April 30, 2027:

Loomis Sayles Income Fund	0.64% for Institutional Class shares
(f/k/a Loomis Sayles Bond Fund)	0.89% for Retail Class shares
1.14% for Admin Class shares
0.59% for Class N shares

Loomis Sayles Investment Grade Bond Fund[1]	0.73% for Class A shares
1.48% for Class C shares
0.43% for Class N shares
0.73% for Class T shares
0.48% for Class Y shares
0.98% for Admin Class shares

May 1, 2026 through April 30, 2027:

Loomis Sayles High Income Fund[1]	0.95% for Class A shares
1.70% for Class C shares
0.65% for Class N shares
0.95% for Class T Shares
0.70% for Class Y shares
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Name of Fund	Expense Cap

Loomis Sayles Investment Grade Fixed Income Fund	0.53% for Institutional Class shares

Loomis Sayles International Growth Fund[1]	1.20% for Class A shares
1.95% for Class C shares
0.90% for Class N shares
0.95% for Class Y shares

Loomis Sayles Strategic Alpha Fund[1]	0.98% for Class A shares
1.73% for Class C shares
0.68% for Class N shares
0.98% for Class T shares
0.73% for Class Y shares

Loomis Sayles Strategic Income Fund[1]	0.92% for Class A shares
1.67% for Class C shares
0.62% for Class N shares
0.92% for Class T shares
0.67% for Class Y shares
1.17% for Admin Class shares

[1]	Natixis Advisors, LLC (“Natixis Advisors”) will bear a portion of the waiver. The Natixis Advisors portion of the waiver will be equal to the ratio of the Natixis Advisors Support Services Fee divided by the management fee earned by Loomis Sayles.

With respect to each Fund, subject to applicable legal requirements, Loomis Sayles shall be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed subsequent to the effective date of this undertaking in later periods to the extent that a class’ total annual fund operating expenses fall below both 1) the class’ applicable expense limitation at the time such amounts were waived/reimbursed and 2) the class’ current applicable expense limitation, provided, however, that the Fund is not obligated to pay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fee/expense was waived/reimbursed.

During the period covered by this undertaking, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” Trustees of the Trusts affected.

For purposes of determining any such waiver or expense reimbursement, expenses shall not reflect the application of balance credits made available by the Funds’ custodian or arrangements under which broker-dealers that execute portfolio transactions for the Funds agree to bear some portion of the Funds’ expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

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Loomis, Sayles & Company, L.P.

By:	/s/ Gregory Woodgate
Name:	Gregory Woodgate
Title:	Chief Accounting Officer, Finance Director and Treasurer
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